

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 31, 2011

Michael Goldberg
Chief Executive Officer
IDO Security Inc.
17 State Street
New York, NY 10004

   Re: IDO Security Inc.
     Form 10-K for the Year Ended December 31, 2009
     Form 10-Q for the Quarterly Period Ended June 30, 2009
     Form 10-Q for the Quarterly Period Ended September 30, 2009
     File No. 000-51170

Dear Mr. Goldberg:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ Larry Spirgel
        Larry Spirgel
        Assistant Director

Facsimile: (646) 285-0026